For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Stakes Additional Ground Adjacent to its River Valley Palladium, Platinum and Gold Project, Sudbury, Ontario

  PFN stakes 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium, platinum and gold project.
  The River Valley PGM Project is one of North America’s newest and largest advance stage exploration and development PGM Projects
  The new claims are highly prospective for PGM and gold.
  PFN commissioned a third party technical report on the new projects.This report is slated for completion by the end of September.

September 15th, 2011, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J)  is pleased to announce the staking of 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario.

The newly acquired claim group is located east of the city of Sudbury (Figure 1), in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams.

The property is situated to the east of the Sudbury Basin and north of Highway 17 (Figure 2). It covers two rock groups that host significant concentrations of Platinum Group Metals (PGM) mineralization; the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

The new claims cover branches of the River Valley Intrusion from the main intrusive body that hosts the River Valley PGM resource and intrude Huronian sediments to the west.  These units are under explored making them attractive exploration targets. The East Bull Lake Suite has the potential to contain at least two different styles of sulphide mineralization: 1) brecciated contact style mineralization (similar to PFN’s River Valley PGM Project); and 2)  reef style mineralization in the interior of these intrusive bodies, at the interface or zone of mixing of magmas of differing composition.

News Release	September 15th, 2011

The Nipissing Gabbro has been explored for PGM on some areas of the property. Public-sector geochemical data from the newly acquired claims indicate widespread anomalous PGM, gold and base metals. Hypersthene-bearing gabbro and contact breccia appear to be the most favourable lithologies within the Nipissing for hosting significant PGM mineralization.

Pacific North West Capital commissioned a third party compilation report on the New Project that will provide additional information on the newly acquired claims. Following completion of the report, a recommended work program and budget for the new project will be released.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, a qualified person under the provisions of National Instrument 43-101.

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, which makes Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure support and is located 60 miles from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

On April 20th, 2011, PFN announced that it commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of August 2011, PFN has completed more than 10,000 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource. The latest mineral resource estimate in accordance with the guidelines set out by NI43‐101 was published in 2006 and the results are as follows:

News Release	September 15th, 2011

At a 1 g/t cut off

  Measured Resource: 7.99 million tonnes containing 342,000 ounces of palladium (1.33 g/t), 112,400 ounces of platinum (0.44 g/t) and 19,600 ounces of gold (0.08 g/t)
  Indicated Resources: 11.309 million tonnes containing 391,100 ounces of palladium (1.08 g/t), 132,600 ounces of platinum (0.36g/t) and 24,000 ounces of gold (0.07 g/t) with an additional inferred resource of 0.88 million tones containing 38,400 ounces of palladium (1.36g/t), 13,100 ounces of platinum (0.46g/t) and 2,100 ounces of gold (0.07 g/t) using a 1 g/t cut off (pt/pd)

Management objective for River Valley is to prove sufficient reserves to establish Multi Million tonne open pit PGM project. Complete Multi-Phase drill programs and complete a new NI 43-101 resource estimate by end of first quarter of 2012.

On January 24th, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km from Val-d'Or, Québec (see news release dated January 24, 2011). On August 8th, 2011 Pacific North West Capital announced that subject to regulatory and shareholder approvals, it has entered into a letter agreement with Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) whereby Next Gen has been granted an option to acquire the Company’s 60% earn‐in option interest in the Destiny Gold Project ( Please see news release dated August 8th 2011) .

On April 27th, 2011, PFN announces a new NI43-101 mineral resource estimate on the Rock & Roll Gold-Silver-Polymetallic Project, located in Northern BC (see news release dated April 27th, 2011). New mineral resource estimate significantly increases historic resource, indicated resources includes: 2,155,679 tonnes grading 0.68 g/t gold (47,040 contained oz of Au), and 82.7 g/t silver (5,734,445 contained oz of Ag) at a cut‐off grade of 0.5 g/t AuEq and including 0.22% Copper (10,500,833 lbs Cu), 0.22% Lead (10,399,960 lbs Pb), and 0.94% Zinc (44,522,995 lbs Zn). The Rock and Roll Polymetallic Project is under option from Equity Exploration Consultants Ltd., First Fiscal Enterprises Ltd. and Pamicon Developments Ltd.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU: TSX.V). Fire River Gold Corp.’s Nixon Fork Mine is operated by Mystery Creek Resources, a wholly owned subsidiary of Fire River Gold, which is based in Anchorage, Alaska.

The Nixon Fork Mine, located in the resource rich Tintina Gold Belt is Alaska’s newest operating gold mine and is projected to produce 50,000 ounces of gold per year..  Operations started in July of 2011, with plans to ramp up to full production by late fall 2011. This year‐round mining program will be producing both concentrate and doré bars. Fire River Gold will be replenishing what is mined on an annual basis by further drilling exploration targets on surface and underground thereby extending the life of the operation and receiving further benefit from the strong metals market.( Please See Press Release dated July 5th 2011 and September 14th 2011)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.5 million in working capital and securities and no debt.

News Release	September 15th, 2011

Aggressive Ongoing Acquisition Program

The Company has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates as soon as these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release	September 15th, 2011